Filed pursuant to Rule 424(b)(3)
File No. 333-232492

Up to $250,000,000
Common Stock
Supplement No. 7, dated May 26, 2021
to
Prospectus, dated August 15, 2019 and
Prospectus Supplement, dated August 20, 2019

This supplement amends, supplements or modifies certain information contained in the prospectus supplement, dated August 20, 2019 (the “ATM Prospectus Supplement”) and the accompanying prospectus, dated August 15, 2019 (the “Base Prospectus,” and together with the ATM Prospectus Supplement, any supplements thereto and the documents deemed incorporated by reference in each, the “Prospectus”), which relate to the sale of shares of common stock of Capital Southwest Corporation in an “at-the-market” offering (the “ATM Program”) pursuant to certain equity distribution agreements (as described below). The terms the “Company,” “CSWC,” “we,” “us,” and “our” refer to Capital Southwest Corporation and its subsidiaries, unless indicated otherwise. Capitalized terms used but not defined herein shall have the same meaning given them in the ATM Prospectus Supplement.
You should carefully read the entire Prospectus and this supplement before investing in our common stock. This supplement should be read in conjunction with the Prospectus. You should also carefully consider the information set forth under the section entitled “Risk Factors” on page S-9 of the ATM Prospectus Supplement, page 12 of the Base Prospectus and in our Annual Report on Form 10-K for the fiscal year ended March 31, 2021, which is incorporated by reference into the Prospectus, as well as in our subsequent filings with the Securities and Exchange Commission that are incorporated into the Prospectus, before investing in our common stock.
This supplement is being filed to reflect that, on May 26, 2021, we (i) increased the maximum amount of shares of our common stock to be sold through the ATM Program to $250,000,000 from $100,000,000, and (ii) reduced the commission paid to the sales agents for the ATM Program — Jefferies LLC (“Jefferies”), Raymond James & Associates, Inc. (“Raymond James”), JMP Securities LLC (“JMP”), and B. Riley Securities, Inc. (“B. Riley” and, together with Jefferies, Raymond James and JMP, the “Sales Agents”) — to 1.5% from 2.0% of the gross sales price of shares of our common stock sold through the Sales Agents pursuant to the ATM Program on or after May 26, 2021. In connection with the upsize of the ATM Program to $250,000,000 and the decrease of the commission to 1.5%, we entered into (i) third amended and restated equity distribution agreements, each dated May 26, 2021, with each of Jefferies and Raymond James and (ii) amended and restated equity distribution agreements, each dated May 26, 2021, with each of JMP and B. Riley. The Company’s equity distribution agreements with each of the Sales Agents are on substantially the same terms and conditions as one another.

The principal business address of Jefferies is 520 Madison Avenue, New York, New York 10022. The principal business address of Raymond James is 880 Carillon Parkway, St. Petersburg, Florida 33716. The principal business address of JMP is 600 Montgomery Street, 11th Floor, San Francisco, California 94111. The principal business address of B. Riley is 299 Park Avenue, 21st Floor, New York, New York 10171.

STATUS OF THE "AT-THE-MARKET" OFFERING
From March 4, 2019 to March 31, 2021, we sold 4,305,629 shares of our common stock under the ATM Program for gross proceeds of approximately $83.8 million and net proceeds of approximately $82.2 million, after deducting commissions to the Sales Agents on shares sold and offering expenses. As a result and as of the date hereof, up to approximately $166.2 million in aggregate amount of our common stock remains available for sale under the ATM Program.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever there is a reference to fees or expenses paid by “you,” “us” or “CSWC,” or that “we” will pay fees or expenses, you will indirectly bear such fees or expenses as investors in us.

Shareholder Transaction Expenses:
Sales load (as a percentage of offering price)	1.50%	(1)
Offering expenses (as a percentage of offering price)	0.65%	(2)
Dividend reinvestment plan expenses	—%	(3)
Total shareholder transaction expenses (as a percentage of offering price)	2.15%

Annual Expenses (as a percentage of net assets attributable to common stock for the quarter ended December 31, 2020):
Operating expenses	4.76%	(4)
Interest payments on borrowed funds	5.41%	(5)
Income tax expense	0.73%	(6)
Acquired fund fees and expenses	1.54%	(7)
Total annual expenses	12.44%

(1)Represents the Sales Agents’ commission with respect to the shares of common stock being sold in this offering. There is no guarantee that there will be any additional sales of our common stock pursuant to the Prospectus.
(2)The offering expenses of this offering are estimated to be approximately $1,600,000, of which we have incurred $750,000 as of May 24, 2021.
(3)The expenses of administering our dividend reinvestment plan (“DRIP”) are included in operating expenses. The DRIP does not allow shareholders to sell shares through the DRIP. If a shareholder wishes to sell shares they would be required to select a broker of their choice and pay any fees or other costs associated with the sale.
(4)Operating expenses in this table represent the estimated annual operating expenses of CSWC and its consolidated subsidiaries based on actual operating expenses for the year ended March 31, 2021. We do not have an investment adviser and are internally managed by our executive officers under the supervision of our board of directors. As a result, we do not pay investment advisory fees, but instead we pay the operating costs associated with employing investment management professionals including, without limitation, compensation expenses related to salaries, discretionary bonuses and restricted stock grants.
(5)Interest payments on borrowed funds represents our estimated annual interest payments based on actual interest rate terms under our Credit Facility, our anticipated drawdowns from our Credit Facility, the 5.375% Notes due 2024 (the “2024 Notes”) and the 4.50% Notes due 2026 (the "2026 Notes"). As of March 31, 2021, we had $120.0 million outstanding under our Credit Facility, $125.0 million in aggregate principal of our 2024 Notes outstanding and $140.0 million in aggregate principal of our 2026 Notes outstanding. Any future issuances of debt securities will be made at the discretion of management and our board of directors after evaluating the investment opportunities and economic situation of the Company and the market as a whole.
(6)Income tax expense relates to the accrual of (a) deferred and current tax provision (benefit) for U.S. federal income taxes and (b) excise, state and other taxes. Deferred taxes are non-cash in nature and may vary significantly from period to period. We are required to include deferred taxes in calculating our annual expenses even though deferred taxes are not currently payable or receivable. Income tax expense represents the estimated annual income tax expense of CSWC and its consolidated subsidiaries based on actual income tax expense for the year ended March 31, 2021. Effective December 31, 2020, Capital Southwest Management Corporation, a wholly owned subsidiary of and management company for CSWC ("CSMC"), merged with and into CSWC, with CSWC continuing as the surviving entity of the merger. As a result of the foregoing, the calendar year ended December 31, 2020 is the last year in which CSWC will incur tax expense or benefit relating to CSMC. As such, the deferred tax asset of $1.8 million was written off for the fiscal year ended March 31, 2021 and we recognized a U.S. federal income tax expense relating thereto.
(7)Acquired fund fees and expenses represent the estimated indirect expense incurred due to our investment in the I-45 Senior Loan Fund based upon the actual amount incurred for the fiscal year ended March 31, 2021.

Example
The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming 5.0% annual return	$124	$324	$536	$900

The example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. In addition, while the example assumes reinvestment of all dividends at NAV, participants in our DRIP will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the average purchase price of all shares of common stock purchased by the administrator of the DRIP in the event that shares are purchased in the open market to satisfy the share requirements of the DRIP, which may be at, above or below NAV. See “Dividend Reinvestment Plan” in the Base Prospectus for additional information regarding our DRIP.